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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
   Edgell        Gregory            A.         Fresh Foods, Inc. (NASDAQ: FOOD)                     Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
  P.O. Box 1926                                   Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         August 1998        ----        title ---       below)
                 (Street)                                                 ------------------                below)
  Columbia          SC              29202         ###-##-####             5. If Amendment,
---------------------------------------------                                Date of Original  -------------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                      Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
Common Stock                    8/7/98      P             110(1)   A        $14
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                               8/13/98      P             880(2)   A        $13.625
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                               8/17/98      P             770(3)   A        $13.625
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                                                                                           269,992(4)          I           by HERTH
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                                                                                                                    Management Inc.
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Common Stock                   8/12/98      J  (5)     62,500(6)   D        $21.00               0             I         by Capital
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                                                                                                                      Factors, Inc.
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Common Stock                   8/12/98      J  (7)    125,000      A        $21.00
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                                                        1,250                              126,250             D
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Common Stock                                              625                                  625             I       by Spouse as
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                                                                                                       custodian for minor children
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Response)                       (8/96)



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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     -----------------------------------
                                                                               Date    Expira-            Amount or
                                                  ---------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Option (right to buy)--
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1997 Special Stock
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Option Plan                   $10.50 (8)                                      2/23/98  2/23/08  Common Stock   40,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Option (right to buy)--
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1997 Special Stock
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Option Plan                       40,000                    D
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Gregory A. Edgell           9/10/98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.


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(1)      The Reporting Person is a 22% owner of HERTH Management, Inc.
         ("HERTH"), which purchased 500 shares of Common Stock. Pursuant to Rule 16a-1 of the Securities Exchange Act of 1934 (the "Act"), this filing shall not be deemed an admission that the Reporting Person is the beneficial owner of any equity securities covered by this statement.

(2) The Reporting Person is a 22% owner of HERTH, which purchased 4,000 shares of Common Stock. Pursuant to Rule 16a-1 of the Act, this filing shall not be deemed an admission that the Reporting Person is the beneficial owner of any equity securities covered by this statement.

(3) The Reporting Person is a 22% owner of HERTH, which purchased 3,500 shares of Common Stock. Pursuant to Rule 16a-1 of the Act, this filing shall not be deemed an admission that the Reporting Person is the beneficial owner of any equity securities covered by this statement.

(4) The Reporting Person is a 22% owner of HERTH, which owns 1,227,235 shares of Common Stock. Pursuant to Rule l6a-1 of the Act, this filing shall not be deemed an admission that the Reporting Person is the beneficial owner of any equity securities covered by this statement.

(5) The Reporting Person is a 50% owner of Capital Factors, Inc. ("Capital Factors"), which distributed 125,000 shares of Common Stock to the Reporting Person in exchange for cancellation of certain indebtedness owed by Capital Factors to the Reporting Person. Pursuant to Rule 16a-1 of the Act, this filing shall not be deemed an admission that the Reporting Person is the beneficial owner of any equity securities covered by this statement.

(6) The Reporting Person is a 50% owner of Capital Factors, which owns no shares after distributing 125,000 shares of Common Stock to the Reporting Person. Pursuant to Rule l6a-1 of the Act, this filing shall not be deemed an admission that the Reporting Person is the beneficial owner of any equity securities covered by this statement.

(7) The Reporting Person is a 50% owner of Capital Factors, which owns no shares of Common Stock. The Reporting Person acquired 125,000 shares of Common Stock distributed by Capital Factors in exchange for certain indebtedness owed by Capital Factors to the Reporting Person. Pursuant to Rule l6a-1 of the Act, this filing shall not be deemed an admission that the Reporting Person is the beneficial owner of any equity securities covered by this statement.

(8) The Board of Directors of the Issuer repriced the options granted under the 1997 Special Stock Option Plan on August 27, 1998. In such repricing, the option exercise price was lowered from $16.00 to $10.50.

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